UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited

Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants
of The Retirement and Savings Plan for Amgen Manufacturing, Limited
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
Los Angeles, California
June 13, 2017

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments at fair value	$356,840,368	$321,774,040
Notes receivable from participants	15,370,923	15,201,879
Other – principally due from broker	1,083,321	1,048,898
Total assets	373,294,612	338,024,817
Liabilities
Other – principally due to broker	232,476	227,238
Total liabilities	232,476	227,238
Net assets available for benefits	$373,062,136	$337,797,579
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
Additions to (deductions from) net assets:
Employer contributions	$14,309,107	$13,236,920
Participant contributions	12,882,679	11,755,741
Rollover contributions	657,271	—
Interest and dividend income	4,045,139	3,213,064
Net realized/unrealized gains (losses)	14,163,614	(3,900,677)
Interest income on notes receivable from participants	621,317	637,600
Benefits paid	(10,928,488)	(21,373,415)
Investment and administrative fees	(486,082)	(468,410)
Net increase	35,264,557	3,100,823
Net assets available for benefits at beginning of year	337,797,579	334,696,756
Net assets available for benefits at end of year	$373,062,136	$337,797,579
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2016

1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 2002, and was most recently amended and restated effective January 1, 2017. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended and restated, is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $15,000 in 2016 and 2015. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2016 and 2015. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,500 in 2016 and 2015. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $10,600 in 2016 and 2015 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $13,250 in 2016 and 2015.
Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants are immediately vested with respect to their contributions, Company Contributions, and earnings and losses (hereafter referred to as earnings) thereon.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Participants can invest in any of 16 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive an amount equal to the entire value of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan. Participants may also elect to receive a partial distribution of his or her account balance no more than once per year.
If a participant dies before receiving the value of his or her account balance, the participant’s named beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Subsequent to termination of employment, participants may also elect to maintain their account balance in the Plan, provided that their account balance is greater than $1,000.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount which may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006, bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006, bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustee
Banco Popular de Puerto Rico is the Plan’s trustee.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2016 and 2015.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2016, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$68,813,568	$—	$—	$68,813,568
Cash and cash equivalents	821	—	—	821
Common and preferred stocks	68,352,683	563,592	—	68,916,275
Mutual funds	30,275,433	—	—	30,275,433
Self-directed brokerage accounts	1,263,948	—	—	1,263,948
	$168,706,453	$563,592	$—	$169,270,045
Collective trust funds measured at net asset value				187,570,323
Total investments measured at fair value				$356,840,368

	Fair value measurements at December 31, 2015, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$74,742,644	$—	$—	$74,742,644
Cash and cash equivalents	12,136	—	—	12,136
Common and preferred stocks	61,872,076	272,797	—	62,144,873
Mutual funds	35,304,246	—	—	35,304,246
Self-directed brokerage accounts	950,806	—	—	950,806
	$172,881,908	$272,797	$—	$173,154,705
Collective trust funds measured at net asset value				148,619,335
Total investments measured at fair value				$321,774,040

The fair values of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as a practical expedient. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The only redemption restriction with respect to these investments is on the Wells Fargo Stable Value Fund W (fair value of $25,581,255 as of December 31, 2016), which requires a one-year notice to be given in the event of complete liquidation.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

4. Income Tax Status
The Plan received a determination letter from the Puerto Rico Treasury Department (PRTD) dated June 20, 2016, with an effective date of January 1, 2012, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable years 2016 and 2015, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps to maintain the Plan’s compliance with the applicable requirements of the PR Code.
GAAP requires the Company to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination. As of December 31, 2016, no uncertain tax positions have been taken or are expected to be taken, and no amounts related to uncertain tax positions have been recorded in the Plan’s financial statements. The Plan is subject to audits by the PRTD, however there are currently no audits for any periods in progress. The Company believes the Plan is no longer subject to PRTD examinations with respect to annual reports for years prior to 2012.
5. Services Provided by the Company
During 2016 and 2015, the Company paid trustee fees and certain other administrative costs on behalf of the Plan.
6. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015, consisted of the following:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$373,062,136	$337,797,579
Adjustment to fair value for fully benefit-responsive investment contracts	—	113,492
Amounts allocated to withdrawing participants	—	(11,640)
Deemed loans	(332,044)	(280,900)
Net assets per the Form 5500	$372,730,092	$337,618,531

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

For the year ended December 31, 2016, the following is a reconciliation of the net investment gain per the financial statements to the Form 5500:

Year Ended December 31, 2016
Interest and dividend income	$4,045,139
Net realized/unrealized gains	14,163,614
Total net investment gain per the financial statements	18,208,753
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	(113,492)
Total net investment gain per the Form 5500	$18,095,261
For the year ended December 31, 2016, the following is a reconciliation of distributions per the financial statements to the Form 5500:

Year Ended December 31, 2016
Benefits paid	$(10,928,488)
Investment and administrative fees	(486,082)
Total distributions per the financial statements	(11,414,570)
Add prior year amounts allocated to withdrawing participants	11,640
Add prior year deemed loan balance	280,900
Less current year deemed loan balance	(332,044)
Total distributions per the Form 5500	$(11,454,074)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
As of December 31, 2016
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock	Employer Securities 470,649 shares	$68,813,568
			$68,813,568
Capital Preservation Asset Class:
Wells Fargo Stable Value Fund W*	Collective trust funds 477,977 shares	25,581,255
NT Collective Short Term Investment Fund*	Collective trust funds 1,629,221 shares	1,629,221
Total Capital Preservation Asset Class			27,210,476

Emerging Markets Equity Asset Class:
Blackrock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective trust funds 356,767 shares	3,674,097
J.P. Morgan Emerging Markets Equity Focus Fund*	Collective trust funds 197,073 shares	3,356,160
NT Collective Emerging Markets Fund - Non Lending*	Collective trust funds 4,690 shares	660,383
Total Emerging Markets Equity Asset Class			7,690,640

Fixed Income Asset Class:
J.P. Morgan Core Bond Fund*	Collective trust funds 590,328 shares	10,549,168
Metropolitan West Funds Total Return Bond Fund Plan Class*	Collective trust funds 1,062,740 shares	10,531,751
Blackrock High Yield Bond Fund Class A	Mutual Fund 471,258 shares	3,600,409
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust funds 11,858 shares	1,609,215
NT Collective Short Term Investment Fund*	Collective trust funds 700,770 shares	700,770
Total Fixed Income Asset Class			26,991,313

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective trust funds 23,338 shares	3,167,233
NT Collective Short Term Investment Fund*	Collective trust funds 776 shares	776
Total Fixed Income Index Asset Class			3,168,009

High Yield Asset Class:
MainStay High Yield Corporate Bond Fund Class I	Mutual Fund 637,276 shares	3,657,966
Total High Yield Asset Class			3,657,966

Inflation Protection Asset Class:
NT Collective Treasury Inflation/Protected Securities Index Fund - Non Lending*	Collective trust funds 25,294 shares	3,474,872
Total Inflation Protection Asset Class			3,474,872

International Growth Asset Class:
MFS Institutional International Equity Fund	Mutual Fund 166,854 shares	3,380,453
Artisan International Fund*	Collective trust funds 173,860 shares	3,150,352
NT Collective EAFE Index Fund - Non Lending*	Collective trust funds 1,472 shares	382,838
United States dollar	Cash and cash equivalents 84 shares	84
Total International Growth Asset Class			6,913,727

International Index Asset Class:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NT Collective All Country World Index (ACWI) Ex/US Fund - Non Lending*	Collective trust funds 54,548 shares	6,813,106
Total International Index Asset Class			6,813,106

International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 232,844 shares	8,871,344
Altrinsic International Equity Fund Class C*	Collective trust funds 843,014 shares	8,191,818
NT Collective EAFE Index Fund - Non Lending*	Collective trust funds 7,614 shares	1,980,002
Total International Value Asset Class			19,043,164

Large Cap Growth Asset Class:
Visa Inc. Class A	Common and preferred stocks 20,038 shares	1,563,365
NT Collective Russell 1000 Growth Index Fund - Non Lending*	Collective trust funds 4,709 shares	1,491,251
Amazon.com, Inc.	Common and preferred stocks 1,658 shares	1,243,284
Facebook, Inc.	Common and preferred stocks 9,393 shares	1,080,665
The Priceline Group Inc.	Common and preferred stocks 666 shares	976,396
Alphabet Inc. Class A	Common and preferred stocks 992 shares	786,110
NT Collective Short Term Investment Fund*	Collective trust funds 720,059 shares	720,059
Apple Inc.	Common and preferred stocks 6,138 shares	710,903
salesforce.com, inc.	Common and preferred stocks 10,285 shares	704,111
Regeneron Pharmaceuticals, Inc.	Common and preferred stocks 1,529 shares	561,281
Chipotle Mexican Grill, Inc.	Common and preferred stocks 1,443 shares	544,473
Netflix, Inc.	Common and preferred stocks 4,255 shares	526,769
FleetCor Technologies, Inc.	Common and preferred stocks 3,496 shares	494,754
Alphabet Inc. Class C	Common and preferred stocks 595 shares	459,233
The Charles Schwab Corporation	Common and preferred stocks 10,670 shares	421,145
Edwards Lifesciences Corporation	Common and preferred stocks 4,438 shares	415,841
Schlumberger Ltd.	Common and preferred stocks 4,860 shares	407,997
Ecolab Inc.	Common and preferred stocks 3,310 shares	387,998
Mondelez International, Inc.	Common and preferred stocks 8,080 shares	358,186
Automatic Data Processing, Inc.	Common and preferred stocks 3,442 shares	353,769
Alexion Pharmaceuticals, Inc.	Common and preferred stocks 2,860 shares	349,921
Microsoft Corporation	Common and preferred stocks 5,520 shares	343,013
Nike, Inc. Class B	Common and preferred stocks 6,618 shares	336,393
Core Laboratories N.V.	Common and preferred stocks 2,777 shares	333,351
Colgate-Palmolive Company	Common and preferred stocks 4,990 shares	326,546
Alibaba Group Holding Ltd.	Common and preferred stocks 3,635 shares	319,189
Adobe Systems Inc.	Common and preferred stocks 3,100 shares	319,145
SAP SE	Common and preferred stocks 3,512 shares	303,542
Lowes Companies, Inc.	Common and preferred stocks 4,268 shares	303,540
Whole Foods Market, Inc.	Common and preferred stocks 9,614 shares	295,727
Alliance Data Systems Corporation	Common and preferred stocks 1,278 shares	292,023
Red Hat, Inc.	Common and preferred stocks 4,091 shares	285,143
Starbucks Corporation	Common and preferred stocks 5,124 shares	284,484
Equinix Inc.	Common and preferred stocks 789 shares	281,996
Novo Nordisk A-S	Common and preferred stocks 7,647 shares	274,221
Biogen Inc.	Common and preferred stocks 950 shares	269,401
Biomarin Pharmaceutical Inc.	Common and preferred stocks 3,165 shares	262,189
Cerner Corporation	Common and preferred stocks 5,312 shares	251,629
Monster Beverage Corp	Common and preferred stocks 5,455 shares	241,875
Illumina, Inc.	Common and preferred stocks 1,875 shares	240,075

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ulta Salon, Cosmetics & Fragrance, Inc.	Common and preferred stocks 913 shares	232,760
Baidu, Inc.	Common and preferred stocks 1,415 shares	232,640
Mastercard Inc. Class A	Common and preferred stocks 2,173 shares	224,362
Splunk Inc.	Common and preferred stocks 4,075 shares	208,436
State Street Corporation	Common and preferred stocks 2,626 shares	204,093
Procter & Gamble Company	Common and preferred stocks 2,426 shares	203,978
TJX Companies, Inc.	Common and preferred stocks 2,617 shares	196,615
Incyte Corporation	Common and preferred stocks 1,890 shares	189,510
Kansas City Southern	Common and preferred stocks 2,231 shares	189,300
Palo Alto Networks, Inc.	Common and preferred stocks 1,490 shares	186,325
FedEx Corporation	Common and preferred stocks 993 shares	184,897
UnitedHealth Group Inc.	Common and preferred stocks 1,150 shares	184,046
Lam Resh Corporation	Common and preferred stocks 1,729 shares	182,807
Caterpillar Inc.	Common and preferred stocks 1,920 shares	178,061
Celgene Corporation	Common and preferred stocks 1,498 shares	173,394
Delta Air Lines, Inc.	Common and preferred stocks 3,360 shares	165,278
Thermo Fisher Corporation	Common and preferred stocks 1,169 shares	164,946
Mobileye N.V.	Common and preferred stocks 4,200 shares	160,104
athenahealth, Inc.	Common and preferred stocks 1,515 shares	159,333
Intuitive Surgical, Inc.	Common and preferred stocks 249 shares	157,908
Pioneer Natural Resources	Common and preferred stocks 845 shares	152,159
Royal Carribbean Cruises Ltd.	Common and preferred stocks 1,840 shares	150,954
Diamondback Energy Inc.	Common and preferred stocks 1,453 shares	146,840
Masco Corporation	Common and preferred stocks 4,620 shares	146,084
Kraft Heinz Foods Company	Common and preferred stocks 1,650 shares	144,078
NXP Semiconductors N.V.	Common and preferred stocks 1,329 shares	130,255
Broadcom Ltd.	Common and preferred stocks 734 shares	129,749
ServiceNow, Inc.	Common and preferred stocks 1,700 shares	126,378
Micron Technology, Inc.	Common and preferred stocks 5,550 shares	121,656
Fidelity National Information Services Inc.	Common and preferred stocks 1,571 shares	118,830
Applied Materials, Inc.	Common and preferred stocks 3,660 shares	118,108
Newell Rubbermaid Inc.	Common and preferred stocks 2,560 shares	114,304
CME Group Inc.	Common and preferred stocks 936 shares	107,968
CSX Corporation	Common and preferred stocks 3,000 shares	107,790
Panera Bread Company Class A	Common and preferred stocks 523 shares	107,262
Citizens Financial Group, Inc.	Common and preferred stocks 3,010 shares	107,246
Wynn Resorts, Ltd.	Common and preferred stocks 1,231 shares	106,494
Analog Devices, Inc.	Common and preferred stocks 1,440 shares	104,573
S&P Global Inc.	Common and preferred stocks 965 shares	103,776
Dollar Tree, Inc.	Common and preferred stocks 1,280 shares	98,790
Albemarle Corporation	Common and preferred stocks 1,089 shares	93,741
Dexcom, Inc.	Common and preferred stocks 1,500 shares	89,550
Kellogg Company	Common and preferred stocks 1,186 shares	87,420
Vantiv, Inc.	Common and preferred stocks 1,390 shares	82,872
Deere & Company	Common and preferred stocks 800 shares	82,432
eBay Inc.	Common and preferred stocks 2,740 shares	81,351
LendingClub Corporation	Common and preferred stocks 14,750 shares	77,438
Under Armour, Inc. Class A	Common and preferred stocks 2,655 shares	77,128
Nordstrom, Inc.	Common and preferred stocks 1,460 shares	69,978
Under Armour, Inc. Class C	Common and preferred stocks 2,673 shares	67,279

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
L3 Technologies Inc.	Common and preferred stocks 420 shares	63,886
Halliburton Company	Common and preferred stocks 1,110 shares	60,040
Pinnacle Foods Inc.	Common and preferred stocks 830 shares	44,364
CBS Corporation Class B	Common and preferred stocks 630 shares	40,081
Total Large Cap Growth Asset Class			27,360,640

Large Cap Index Asset Class:
NT Collective S&P 500 Index Fund – Non Lending*	Collective trust funds 10,370 shares	77,941,514
Total Large Cap Index Asset Class			77,941,514

Large Cap Value Asset Class:
NT Collective Russell 1000 Value Index Fund - Non Lending*	Collective trust funds 2,208 shares	700,826
Oracle Corporation	Common and preferred stocks 10,654 shares	409,643
National Oilwell Varco, Inc.	Common and preferred stocks 10,462 shares	391,697
Anthem Inc.	Common and preferred stocks 1,824 shares	262,236
Time Warner Inc.	Common and preferred stocks 2,641 shares	254,936
Bank of New York Mellon Corporation	Common and preferred stocks 5,258 shares	249,124
Axis Capital Holdings Ltd.	Common and preferred stocks 3,595 shares	234,646
NT Collective Short Term Investment Fund*	Collective trust funds 230,974 shares	230,974
Swiss Re AG	Common and preferred stocks 2,353 shares	223,412
McKesson Corporation	Common and preferred stocks 1,588 shares	223,035
CVS Health Corporation	Common and preferred stocks 2,781 shares	219,449
Bank of America Corporation*	Common and preferred stocks 9,900 shares	218,790
Capital One Financial Corporation	Common and preferred stocks 2,450 shares	213,738
The Charles Schwab Corporation	Common and preferred stocks 5,250 shares	207,218
Wells Fargo & Company*	Common and preferred stocks 3,750 shares	206,663
GKN plc	Common and preferred stocks 48,882 shares	200,350
State Street Corporation	Common and preferred stocks 2,561 shares	199,041
AmerisourceBergen Corporation	Common and preferred stocks 2,543 shares	198,837
Cisco Systems, Inc.	Common and preferred stocks 6,483 shares	195,916
Discovery Communications, Inc. Series C	Common and preferred stocks 7,224 shares	193,459
The Goldman Sachs Group, Inc.	Common and preferred stocks 800 shares	191,560
Hilton Worldwide Holdings Inc.	Common and preferred stocks 6,858 shares	186,538
Hewlett Packard Enterprise Company	Common and preferred stocks 7,750 shares	179,335
Visa Inc. Class A	Common and preferred stocks 2,236 shares	174,453
Everest Re Group	Common and preferred stocks 802 shares	173,553
Mastercard Inc. Class A	Common and preferred stocks 1,628 shares	168,091
Cardinal Health, Inc.	Common and preferred stocks 2,282 shares	164,236
Charter Communications, Inc. Class A	Common and preferred stocks 557 shares	160,371
Sanofi-Aventis	Common and preferred stocks 3,950 shares	159,738
Qorvo, Inc.	Common and preferred stocks 2,828 shares	149,120
Comcast Corporation Class A	Common and preferred stocks 2,150 shares	148,458
Microsoft Corporation	Common and preferred stocks 2,300 shares	142,922
Skyworks Solutions Inc.	Common and preferred stocks 1,897 shares	141,630
UnitedHealth Group Inc.	Common and preferred stocks 855 shares	136,834
Boeing Company	Common and preferred stocks 870 shares	135,442
Novartis AG	Common and preferred stocks 1,850 shares	134,754
J.P. Morgan Chase & Company*	Common and preferred stocks 1,500 shares	129,435
Schlumberger Ltd.	Common and preferred stocks 1,500 shares	125,925
CBRE Group Inc. Class A	Common and preferred stocks 3,977 shares	125,236

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
FedEx Corporation	Common and preferred stocks 650 shares	121,030
MetLife, Inc.*	Common and preferred stocks 2,200 shares	118,558
Alphabet Inc. Class C	Common and preferred stocks 150 shares	115,773
Franklin Resources, Inc.	Common and preferred stocks 2,898 shares	114,703
Walt Disney Company	Common and preferred stocks 1,095 shares	114,121
InterContinental Hotels Group plc	Common and preferred stocks 2,561 shares	113,529
American Express Company	Common and preferred stocks 1,500 shares	111,120
Fossil Group, Inc.	Common and preferred stocks 3,991 shares	103,207
Aetna Inc.	Common and preferred stocks 829 shares	102,804
Twenty-First Century Fox, Inc. Class A	Common and preferred stocks 3,650 shares	102,346
Apache Corporation	Common and preferred stocks 1,600 shares	101,552
Hewlett-Packard, Inc.	Common and preferred stocks 6,400 shares	94,976
Cigna Corporation	Common and preferred stocks 700 shares	93,373
Wal-Mart Stores, Inc.	Common and preferred stocks 1,250 shares	86,400
Parker-Hannifin Corporation	Common and preferred stocks 602 shares	84,280
Anadarko Petroleum Corporation	Common and preferred stocks 1,150 shares	80,190
Roche Holdings Ltd.	Common and preferred stocks 2,800 shares	79,884
Sabre Corporation	Common and preferred stocks 3,179 shares	79,316
Baker Hughes Inc. 7.5% Due 11/15/2018	Common and preferred stocks 1,200 shares	77,964
Union Pacific Corporation	Common and preferred stocks 740 shares	76,723
Sprint Corporation	Common and preferred stocks 9,024 shares	75,982
Express Scripts Holding Company	Common and preferred stocks 1,100 shares	75,669
Bristol-Myers Squibb Company	Common and preferred stocks 1,250 shares	73,050
TE Connectivity Ltd.	Common and preferred stocks 900 shares	62,352
AstraZeneca plc	Common and preferred stocks 2,250 shares	61,470
Celanese Corporation	Common and preferred stocks 750 shares	59,055
BB&T Corporation	Common and preferred stocks 1,250 shares	58,775
The Priceline Group Inc.	Common and preferred stocks 40 shares	58,642
Merck & Co., Inc.	Common and preferred stocks 850 shares	50,040
Corning Inc.	Common and preferred stocks 2,000 shares	48,540
Dish Network Corporation Class A	Common and preferred stocks 800 shares	46,344
NetApp, Inc.	Common and preferred stocks 1,300 shares	45,851
Medtronic plc	Common and preferred stocks 640 shares	45,587
Maxim Integrated Products, Inc.	Common and preferred stocks 1,150 shares	44,356
Target Corporation	Common and preferred stocks 600 shares	43,338
Synopsys, Inc.	Common and preferred stocks 700 shares	41,202
Johnson Controls International plc	Common and preferred stocks 993 shares	40,902
Concho Resources Inc.	Common and preferred stocks 300 shares	39,780
Dell Technologies Inc. Class V	Common and preferred stocks 712 shares	39,139
VMware Inc. Class A	Common and preferred stocks 450 shares	35,429
Alphabet Inc. Class A	Common and preferred stocks 40 shares	31,698
Aegon N.V.*	Common and preferred stocks 5,700 shares	31,521
Harley-Davidson	Common and preferred stocks 500 shares	29,170
Danaher Corporation	Common and preferred stocks 350 shares	27,244
Coach, Inc.	Common and preferred stocks 750 shares	26,265
Liberty Interactive Corporation	Common and preferred stocks 1,100 shares	21,978
Twenty-First Century Fox, Inc. Class B	Common and preferred stocks 800 shares	21,800
Zayo Group Holdings Inc.	Common and preferred stocks 600 shares	19,716
Juniper Networks, Inc.	Common and preferred stocks 600 shares	16,956
Alnylam Pharmaceuticals, Inc.	Common and preferred stocks 400 shares	14,976

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Weatherford International Ltd.	Common and preferred stocks 2,000 shares	9,980
Swiss Re AG	Common and preferred stocks 91 shares	8,636
Adient plc	Common and preferred stocks 99 shares	5,801
News Corporation Class A	Common and preferred stocks 500 shares	5,730
Total Large Cap Value Asset Class			11,450,444

Participant Self-Directed Accounts	Various Investments	1,263,948
			1,263,948
Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 508,554 shares	9,199,749
NT Collective Short Term Investment Fund*	Collective trust funds 594,457 shares	594,457
Total Real Estate Investment Trust (REIT) Asset Class			9,794,206

Small-Mid Cap Growth Asset Class:
Wasatch Small Cap Growth Fund	Mutual Fund 39,354 shares	1,565,511
NT Collective Russell 2000 Growth Index Fund - Non Lending*	Collective trust funds 901 shares	253,028
Idexx Laboratories, Inc.	Common and preferred stocks 496 shares	58,166
Mobileye N.V.	Common and preferred stocks 1,491 shares	56,837
WellCare Health Plans, Inc.	Common and preferred stocks 308 shares	42,221
Micron Technology, Inc.	Common and preferred stocks 1,840 shares	40,333
BorgWarner Inc.	Common and preferred stocks 1,020 shares	40,229
ServiceNow, Inc.	Common and preferred stocks 523 shares	38,880
CommScope Holding Company, Inc.	Common and preferred stocks 1,007 shares	37,460
Align Technology, Inc.	Common and preferred stocks 382 shares	36,722
Royal Caribbean Cruises Ltd.	Common and preferred stocks 440 shares	36,098
Middleby Corporation	Common and preferred stocks 280 shares	36,067
Burlington Stores, Inc.	Common and preferred stocks 423 shares	35,849
Tenneco Inc.	Common and preferred stocks 570 shares	35,608
Zions Bancorporation	Common and preferred stocks 800 shares	34,432
Stamps.com Inc.	Common and preferred stocks 285 shares	32,675
E*TRADE Financial Corporation	Common and preferred stocks 910 shares	31,532
Spirit Airlines, Inc.	Common and preferred stocks 540 shares	31,244
AMETEK, Inc.	Common and preferred stocks 640 shares	31,104
Vail Resorts Inc.	Common and preferred stocks 190 shares	30,649
Newfield Exploration Company	Common and preferred stocks 740 shares	29,970
Ulta Salon, Cosmetics & Fragrance, Inc.	Common and preferred stocks 112 shares	28,553
Snyder's-Lance Inc.	Common and preferred stocks 730 shares	27,988
First Republic Bank	Common and preferred stocks 300 shares	27,642
NuVasive, Inc.	Common and preferred stocks 390 shares	26,270
Genesee & Wyoming Inc. Class A	Common and preferred stocks 350 shares	24,294
Nevro Corporation	Common and preferred stocks 327 shares	23,760
RingCentral, Inc. Class A	Common and preferred stocks 1,130 shares	23,278
Albemarle Corporation	Common and preferred stocks 270 shares	23,242
Universal Display Corporation	Common and preferred stocks 362 shares	20,381
iRobot Corporation	Common and preferred stocks 340 shares	19,873
TESARO Inc.	Common and preferred stocks 145 shares	19,500
Diamondback Energy Inc.	Common and preferred stocks 190 shares	19,201
Imax Corp	Common and preferred stocks 610 shares	19,154
Square Inc. Class A	Common and preferred stocks 1,380 shares	18,809
U.S. Concrete, Inc.	Common and preferred stocks 277 shares	18,144

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
CommVault Systems, Inc.	Common and preferred stocks 340 shares	17,476
Radian Group Inc.	Common and preferred stocks 960 shares	17,261
Vocera Communications Inc.	Common and preferred stocks 930 shares	17,196
Booz Allen Hamilton Holding Corporation Class A	Common and preferred stocks 470 shares	16,953
Mettler-Toledo International Inc.	Common and preferred stocks 40 shares	16,742
Cognex Corporation	Common and preferred stocks 260 shares	16,541
Nordstrom, Inc.	Common and preferred stocks 340 shares	16,296
U.S. Silica Holdings Inc.	Common and preferred stocks 280 shares	15,870
Take Two Interactive Software Inc.	Common and preferred stocks 320 shares	15,773
Inter Parfums, Inc.	Common and preferred stocks 480 shares	15,720
HealthSouth Corporation	Common and preferred stocks 380 shares	15,671
Five9 Inc.	Common and preferred stocks 1,066 shares	15,127
MINDBODY Inc. Class A	Common and preferred stocks 710 shares	15,123
Comerica Inc.	Common and preferred stocks 220 shares	14,984
K2M Group Holdings, Inc.	Common and preferred stocks 714 shares	14,309
Trimble Inc.	Common and preferred stocks 460 shares	13,869
MKS Instruments, Inc.	Common and preferred stocks 220 shares	13,068
Panera Bread Company Class A	Common and preferred stocks 60 shares	12,305
Dycom Industries, Inc.	Common and preferred stocks 153 shares	12,284
Coherent, Inc.	Common and preferred stocks 89 shares	12,227
Vantiv, Inc.	Common and preferred stocks 200 shares	11,924
Grubhub Inc.	Common and preferred stocks 300 shares	11,286
Match Group Inc.	Common and preferred stocks 660 shares	11,286
ABIOMED, Inc.	Common and preferred stocks 100 shares	11,268
Norwegian Cruise Line Holdings Ltd.	Common and preferred stocks 260 shares	11,058
Mercury Systems, Inc.	Common and preferred stocks 350 shares	10,577
Dave & Buster's Entertainment, Inc.	Common and preferred stocks 180 shares	10,134
Shopify Inc.	Common and preferred stocks 235 shares	10,074
Coherus Biosciences, Inc.	Common and preferred stocks 322 shares	9,064
Lexicon Pharmaceuticals, Inc.	Common and preferred stocks 637 shares	8,810
CACI International Inc.	Common and preferred stocks 70 shares	8,701
Microsemi Corporation	Common and preferred stocks 160 shares	8,635
NT Collective Short Term Investment Fund*	Collective trust funds 8,424 shares	8,424
Wabash National Corporation	Common and preferred stocks 520 shares	8,226
PVH Corporation	Common and preferred stocks 90 shares	8,122
Expedia, Inc.	Common and preferred stocks 70 shares	7,930
Parsley Energy Inc. Class A	Common and preferred stocks 225 shares	7,929
Whiting Petroleum Corporation	Common and preferred stocks 640 shares	7,693
ViaSat, Inc.	Common and preferred stocks 115 shares	7,615
Ultragenyx Pharmaceutical Inc.	Common and preferred stocks 100 shares	7,031
Zumiez Inc.	Common and preferred stocks 320 shares	6,992
Jack in the Box Inc.	Common and preferred stocks 60 shares	6,698
bluebird bio Inc.	Common and preferred stocks 90 shares	5,553
Proofpoint, Inc.	Common and preferred stocks 76 shares	5,369
Intra-Cellular Therapies, Inc.	Common and preferred stocks 322 shares	4,859
Neurocrine Biosciences, Inc.	Common and preferred stocks 120 shares	4,644
Total Small-Mid Cap Growth Asset Class			3,399,401

Small-Mid Cap Index Asset Class:
NT Collective Extended Equity Market Index Fund - Non Lending*	Collective trust funds 103,404 shares	16,733,919

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Total Small-Mid Cap Index Asset Class			16,733,919

Small-Mid Cap Value Asset Class:
NT Collective Russell 2000 Value Index Fund - Non Lending*	Collective trust funds 7,371 shares	2,115,769
NT Collective Short Term Investment Fund*	Collective trust funds 1,319,047 shares	1,319,047
Popular, Inc.*	Common and preferred stocks 16,640 shares	729,155
ARRIS International plc	Common and preferred stocks 17,045 shares	513,566
Tri Pointe Homes, Inc.	Common and preferred stocks 43,250 shares	496,510
Citigroup Inc.	Common and preferred stocks 11,010 shares	469,907
Whiting Petroleum Corporation	Common and preferred stocks 36,600 shares	439,932
Bio-Rad Laboratories, Inc. Class A	Common and preferred stocks 2,405 shares	438,383
Mitel Networks Corporation	Common and preferred stocks 61,150 shares	415,820
NRG Energy, Inc.	Common and preferred stocks 30,200 shares	370,252
Haverty Furniture Companies, Inc.	Common and preferred stocks 15,200 shares	360,240
Citizens Financial Group, Inc.	Common and preferred stocks 9,800 shares	349,174
Regions Financial Corporation	Common and preferred stocks 24,200 shares	347,512
Corning Inc.	Common and preferred stocks 14,100 shares	342,207
Lattice Semiconductor Company	Common and preferred stocks 46,030 shares	338,781
Office Depot, Inc.	Common and preferred stocks 74,500 shares	336,740
Goodyear Tire & Rubber Company	Common and preferred stocks 10,900 shares	336,483
Western Alliance Bancorporation	Common and preferred stocks 6,756 shares	329,085
Calpine Corporation	Common and preferred stocks 28,500 shares	325,755
Ericsson	Common and preferred stocks 55,800 shares	325,314
Kosmos Energy Ltd.	Common and preferred stocks 44,800 shares	314,048
Pacwest Bancorp Company	Common and preferred stocks 5,725 shares	311,669
Newfield Exploration Company	Common and preferred stocks 7,410 shares	300,105
Ophir Energy Company	Common and preferred stocks 120,500 shares	287,368
Coherent, Inc.	Common and preferred stocks 2,075 shares	285,074
Kemper Corporation	Common and preferred stocks 6,360 shares	281,748
Treehouse Foods, Inc.	Common and preferred stocks 3,880 shares	280,097
Axis Capital Holdings Ltd.	Common and preferred stocks 4,280 shares	279,356
Ramco-Gershenson Properties Trust	Common and preferred stocks 16,720 shares	277,218
EnerSys	Common and preferred stocks 3,540 shares	276,474
Cairn Energy plc	Common and preferred stocks 45,900 shares	267,588
Forestar Group Inc.	Common and preferred stocks 19,900 shares	264,670
Electronics For Imaging, Inc.	Common and preferred stocks 5,970 shares	261,844
PPDC Energy Inc.	Common and preferred stocks 3,505 shares	254,393
Materion Corporation	Common and preferred stocks 6,385 shares	252,846
Hewlett Packard Enterprise Company	Common and preferred stocks 10,900 shares	252,226
Capital Bank Financial Corporation	Common and preferred stocks 6,355 shares	249,434
Royal Mail plc	Common and preferred stocks 21,800 shares	248,738
Taylor Morrison Home Corporation	Common and preferred stocks 12,730 shares	245,180
Willis Towers Watson plc	Common and preferred stocks 1,998 shares	244,315
Orbital ATK Inc.	Common and preferred stocks 2,725 shares	239,064
CNO Financial Group, Inc.	Common and preferred stocks 12,480 shares	238,992
Equity Commonwealth	Common and preferred stocks 7,720 shares	233,453
PrivateBancorp, Inc.	Common and preferred stocks 4,295 shares	232,746
Brandywine Realty Trust	Common and preferred stocks 14,063 shares	232,180
Bed Bath & Beyond Inc.	Common and preferred stocks 5,700 shares	231,648
Ameris Bancorp	Common and preferred stocks 5,300 shares	231,080

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Customers Bancorp, Inc.	Common and preferred stocks 6,430 shares	230,323
John B. Sanfilippo & Son, Inc.	Common and preferred stocks 3,259 shares	229,401
Libbey, Inc.	Common and preferred stocks 11,460 shares	223,012
Gulfport Energy Corporation	Common and preferred stocks 10,190 shares	220,512
Universal Electronics Inc.	Common and preferred stocks 3,370 shares	217,534
Colony Starwood Homes	Common and preferred stocks 7,550 shares	217,516
La-Z-Boy, Inc.	Common and preferred stocks 6,922 shares	214,928
The Geo Group, Inc.	Common and preferred stocks 5,890 shares	211,628
Heritage Financial Corporation	Common and preferred stocks 8,215 shares	211,536
Albany International Corporation Class A	Common and preferred stocks 4,565 shares	211,360
Discovery Communications Inc. Series A	Common and preferred stocks 7,600 shares	208,316
Synergy Resources Corporation	Common and preferred stocks 23,160 shares	206,356
Marathon Oil Corporation	Common and preferred stocks 11,700 shares	202,527
Navistar International Corporation	Common and preferred stocks 6,400 shares	200,768
Fred's Inc. Class A	Common and preferred stocks 10,480 shares	194,509
Tutor Perini Corporation	Common and preferred stocks 6,920 shares	193,760
Gramercy Property Trust	Common and preferred stocks 21,090 shares	193,606
Tetra Tech, Inc.	Common and preferred stocks 37,920 shares	190,358
The Bank of N.T. Butterfield & Son Ltd.	Common and preferred stocks 5,965 shares	187,540
Avnet, Inc.	Common and preferred stocks 3,900 shares	185,679
Accuray Inc.	Common and preferred stocks 40,140 shares	184,644
ON Semiconductor Corporation	Common and preferred stocks 14,400 shares	183,744
Great Lakes Dredge & Dock Corporation	Common and preferred stocks 43,330 shares	181,986
Northfield Bancorp Inc.	Common and preferred stocks 8,880 shares	177,334
CDW Corporation	Common and preferred stocks 3,400 shares	177,106
National Bank Holdings Corporation Class A	Common and preferred stocks 5,550 shares	176,990
Exar Corporation	Common and preferred stocks 16,320 shares	175,930
State Bank Financial Corporation	Common and preferred stocks 6,440 shares	172,978
MDC Partners Inc. Class A	Common and preferred stocks 26,090 shares	170,890
Kennedy-Wilson Holdings, Inc.	Common and preferred stocks 8,310 shares	170,355
Central Pacific Financial Corporation	Common and preferred stocks 5,350 shares	168,097
Covanta Holding Corporation	Common and preferred stocks 10,730 shares	167,388
Bunge Ltd.	Common and preferred stocks 2,300 shares	166,152
Teradyne, Inc.	Common and preferred stocks 6,490 shares	164,846
Qorvo, Inc.	Common and preferred stocks 3,060 shares	161,354
Boise Cascade Company	Common and preferred stocks 7,085 shares	159,413
Marvell Technology Group Ltd.	Common and preferred stocks 11,400 shares	158,118
First Foundation Inc.	Common and preferred stocks 5,540 shares	157,890
Fulton Financial Corporation	Common and preferred stocks 8,180 shares	153,784
Maiden Holdings Ltd.	Common and preferred stocks 8,760 shares	152,862
Microsemi Corporation	Common and preferred stocks 2,735 shares	147,608
KBR, Inc.	Common and preferred stocks 8,720 shares	145,537
FreightCar America, Inc.	Common and preferred stocks 9,720 shares	145,120
Reinsurance Group of America, Inc.	Common and preferred stocks 1,150 shares	144,705
Meridian Bancorp, Inc.	Common and preferred stocks 7,560 shares	142,884
InnerWorkings, Inc.	Common and preferred stocks 14,210 shares	139,969
Scorpio Tankers Inc.	Common and preferred stocks 30,810 shares	139,569
PHH Corporation	Common and preferred stocks 8,900 shares	134,924
ICF International, Inc.	Common and preferred stocks 2,430 shares	134,136
Lumber Liquidators Holdings Inc.	Common and preferred stocks 8,520 shares	134,105

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Cedar Realty Trust, Inc.	Common and preferred stocks 20,360 shares	132,951
Babcock & Wilcox Enterprises Inc.	Common and preferred stocks 7,890 shares	130,895
United Community Bank Blairsville Georgia	Common and preferred stocks 4,400 shares	130,328
News Corporation Class A	Common and preferred stocks 11,200 shares	128,352
Inter Parfums, Inc.	Common and preferred stocks 3,915 shares	128,216
Century Communities, Inc.	Common and preferred stocks 6,080 shares	127,680
Santander Consumer USA Holdings, Inc.	Common and preferred stocks 9,400 shares	126,900
DHT Holdings Inc.	Common and preferred stocks 29,960 shares	124,034
Two Harbors Investment Corporation	Common and preferred stocks 14,150 shares	123,388
Cummins Inc.	Common and preferred stocks 870 shares	118,903
Adient plc	Common and preferred stocks 2,000 shares	117,200
Kohl's Corporation	Common and preferred stocks 2,300 shares	113,574
Xi Group Ltd.	Common and preferred stocks 3,040 shares	113,270
Murphy Oil Corporation	Common and preferred stocks 3,600 shares	112,068
PH Glatfelter Company	Common and preferred stocks 4,645 shares	110,969
Deltic Timber Corporation	Common and preferred stocks 1,435 shares	110,595
Bruker Corporation	Common and preferred stocks 5,205 shares	110,242
Woodward Inc.	Common and preferred stocks 1,595 shares	110,135
Euronet Worldwide, Inc.	Common and preferred stocks 1,495 shares	108,283
Ultratech, Inc.	Common and preferred stocks 4,420 shares	105,992
McDermott International, Inc.	Common and preferred stocks 14,300 shares	105,677
Harley-Davidson	Common and preferred stocks 1,800 shares	105,012
NorthWestern Corporation	Common and preferred stocks 1,820 shares	103,503
Embraer SA	Common and preferred stocks 5,300 shares	102,025
Aerohive Networks Inc.	Common and preferred stocks 17,840 shares	101,688
ALLETE Inc.	Common and preferred stocks 1,560 shares	100,136
Titan Machinery Inc.	Common and preferred stocks 6,860 shares	99,950
Cobalt International Energy, Inc.	Common and preferred stocks 81,500 shares	99,430
Trinity Biotech plc	Common and preferred stocks 14,360 shares	99,371
Great Plains Energy Inc.	Common and preferred stocks 3,550 shares	97,093
ARC Document Solutions Inc.	Common and preferred stocks 19,090 shares	96,977
Avery Dennison Corporation	Common and preferred stocks 1,345 shares	94,446
PNM Resources, Inc.	Common and preferred stocks 2,750 shares	94,325
Apogee Enterprises, Inc.	Common and preferred stocks 1,700 shares	91,052
Seritage Growth Properties Class A	Common and preferred stocks 2,040 shares	87,128
QAD Inc. Class A	Common and preferred stocks 2,850 shares	86,640
Portland General Electric Company	Common and preferred stocks 1,990 shares	86,227
Bazaarvoice Inc.	Common and preferred stocks 17,720 shares	85,942
Matrix Service Company	Common and preferred stocks 3,690 shares	83,763
Magna International Inc.	Common and preferred stocks 1,900 shares	82,460
Kearny Financial Corporation	Common and preferred stocks 5,260 shares	81,793
Xcerra Corporation	Common and preferred stocks 9,910 shares	75,712
MedEquities Realty Trust Inc.	Common and preferred stocks 6,810 shares	75,591
Ferroglobe plc	Common and preferred stocks 6,840 shares	74,077
Teradata Corporation	Common and preferred stocks 2,700 shares	73,359
FBR & Co. formerly FBR Capital Markets Corporation	Common and preferred stocks 5,630 shares	73,190
Barrett Bill Corporation	Common and preferred stocks 10,340 shares	72,277
Caretrust REIT Inc.	Common and preferred stocks 4,620 shares	70,778
Orion Marine Group, Inc.	Common and preferred stocks 7,100 shares	70,645
Celadon Group, Inc.	Common and preferred stocks 9,830 shares	70,285

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
South Jersey Industries Inc.	Common and preferred stocks 2,050 shares	69,065
Air Transport Services Group, Inc.	Common and preferred stocks 4,160 shares	66,394
Allegheny Technologies Inc.	Common and preferred stocks 4,120 shares	65,632
AdvanSix Inc.	Common and preferred stocks 2,950 shares	65,313
Imperva Inc.	Common and preferred stocks 1,690 shares	64,896
The Hanover Insurance Group, Inc.	Common and preferred stocks 700 shares	63,707
Chesapeake Utilities Corporation	Common and preferred stocks 930 shares	62,264
Ardmore Shipping Corporation	Common and preferred stocks 8,340 shares	61,716
Westmoreland Coal Company	Common and preferred stocks 3,490 shares	61,668
Vocera Communications Inc.	Common and preferred stocks 3,330 shares	61,572
Extraction Oil & Gas Inc.	Common and preferred stocks 3,050 shares	61,122
Landec Corporation	Common and preferred stocks 4,410 shares	60,858
AMN Healthcare Services, Inc.	Common and preferred stocks 1,550 shares	59,598
Real Industry, Inc.	Common and preferred stocks 9,620 shares	58,682
Texas Capital Bancshares, Inc.	Common and preferred stocks 745 shares	58,408
Generac Holdings Inc.	Common and preferred stocks 1,430 shares	58,258
Pacific Ethanol, Inc.	Common and preferred stocks 6,060 shares	57,570
Spirit Airlines, Inc.	Common and preferred stocks 990 shares	57,281
SBV Financial Group	Common and preferred stocks 330 shares	56,648
Eclipse Resources Corporation	Common and preferred stocks 21,150 shares	56,471
El Paso Electric Company	Common and preferred stocks 1,210 shares	56,265
Atmos Energy Corporation	Common and preferred stocks 755 shares	55,983
Sierra Wireless, Inc.	Common and preferred stocks 3,530 shares	55,421
RH	Common and preferred stocks 1,800 shares	55,260
Del Taco Restaurants Inc.	Common and preferred stocks 3,820 shares	53,938
Allison Transmission Holdings, Inc.	Common and preferred stocks 1,600 shares	53,904
KEYW Holding Corporation	Common and preferred stocks 4,570 shares	53,880
Brown & Brown Inc.	Common and preferred stocks 1,200 shares	53,832
Discovery Communications, Inc. Series C	Common and preferred stocks 2,000 shares	53,560
Nimble Storage Inc.	Common and preferred stocks 6,600 shares	52,272
Fidelity National Financial, Inc.	Common and preferred stocks 3,800 shares	52,060
Zimmer Biomet Holdings Inc.	Common and preferred stocks 500 shares	51,600
Fifth Third Bancorp	Common and preferred stocks 1,900 shares	51,243
Sequential Brands Group, Inc.	Common and preferred stocks 10,920 shares	51,106
Cadiz Inc.	Common and preferred stocks 4,070 shares	50,875
Ally Financial Inc.	Common and preferred stocks 2,600 shares	49,452
SunTrust Banks, Inc.	Common and preferred stocks 900 shares	49,365
Stealthgas Inc.	Common and preferred stocks 14,590 shares	49,314
Franks International N.V.	Common and preferred stocks 4,000 shares	49,240
Freshpet, Inc.	Common and preferred stocks 4,790 shares	48,619
Lumentum Holdings Inc.	Common and preferred stocks 1,256 shares	48,544
Engility Holdings, Inc.	Common and preferred stocks 1,430 shares	48,191
Investors Bancorp, Inc.	Common and preferred stocks 3,390 shares	47,291
Avis Budget Group Inc.	Common and preferred stocks 1,200 shares	44,016
Digi International Inc.	Common and preferred stocks 3,100 shares	42,625
Shoe Carnival, Inc.	Common and preferred stocks 1,570 shares	42,359
Flotek Industries Inc.	Common and preferred stocks 4,360 shares	40,940
Staples, Inc.	Common and preferred stocks 4,500 shares	40,725
Viavi Solutions Inc.	Common and preferred stocks 4,950 shares	40,491
Catchmark Timber Trust, Inc.	Common and preferred stocks 3,340 shares	37,608

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Hess Corporation LLC	Common and preferred stocks 600 shares	37,374
Crocs, Inc.	Common and preferred stocks 5,390 shares	36,975
Carpenter Technology Corporation	Common and preferred stocks 1,010 shares	36,532
Ichor Holdings Ltd.	Common and preferred stocks 3,090 shares	33,434
Intra-Cellular Therapies, Inc.	Common and preferred stocks 1,420 shares	33,086
Tabula Rasa HealthCare Inc.	Common and preferred stocks 2,140 shares	32,057
Newpark Resources Inc.	Common and preferred stocks 4,240 shares	31,800
Smart Sand Inc.	Common and preferred stocks 1,780 shares	29,459
LifePoint Hospitals, Inc.	Common and preferred stocks 500 shares	28,400
Rent-A-Center, Inc.	Common and preferred stocks 2,500 shares	28,125
Ooma Inc.	Common and preferred stocks 3,080 shares	27,720
Ciber, Inc.	Common and preferred stocks 42,570 shares	26,896
Approach Resources Inc.	Common and preferred stocks 7,930 shares	26,566
Super Com Ltd.	Common and preferred stocks 7,810 shares	26,476
Unum Group	Common and preferred stocks 600 shares	26,358
Korn-Ferry International	Common and preferred stocks 880 shares	25,898
InterOil Corporation	Common and preferred stocks 500 shares	23,790
Mercury Systems, Inc.	Common and preferred stocks 660 shares	19,945
Enstar Group Ltd.	Common and preferred stocks 100 shares	19,770
Corecivic Inc.	Common and preferred stocks 800 shares	19,568
Sterling Construction Company, Inc.	Common and preferred stocks 2,060 shares	17,428
NN, Inc.	Common and preferred stocks 870 shares	16,574
Applied Micro Circuits Corporation	Common and preferred stocks 2,000 shares	16,500
Callaway Golf Company	Common and preferred stocks 1,210 shares	13,262
Destination XL Group, Inc.	Common and preferred stocks 2,930 shares	12,453
Tetra Tech, Inc.	Common and preferred stocks 4,860 shares	8,748
Scorpio Bulkers Inc.	Common and preferred stocks 1,130 shares	5,707
Rand Logistics, Inc.	Common and preferred stocks 4,070 shares	3,377
Total Small-Mid Cap Value Asset Class			35,110,680

Notes Receivable from Participants	Interest Rate 4.25% - 10.70%	15,038,879
			15,038,879
Other:
NT Collective Short Term Investment Fund*	Collective trust funds 8,038 shares	8,038
BIF Money Fund*	Cash and cash equivalents 737 shares	737
Total Other			8,775

Grand Total			$371,879,247

* Indicates party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 13, 2017	By:	/s/ DAVID W. MELINE
David W. Meline
Deputy Chairman and Chief Financial Officer
Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1